

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2022

Paul J. Zepf
Chief Executive Officer
Global Partner Acquisition Corp II
7 Rye Ridge Plaza, Suite 350
Rye Brook, NY 10537

>   **Re: Global Partner Acquisition Corp II**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **Filed March 18, 2022**
>   **File No. 001-39875**

Dear Paul J. Zepf:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Anthony Ain, Ellenoff Grossman & Schole LLP